AVINO SILVER & GOLD MINES LTD.

CONSOLIDATED INTERIM BALANCE SHEET

October 31, 2000

(Unaudited — Prepared by Management)

ASSETS

	2000		1999
	$		$
Current assets
Cash		14,930		10,287
Accounts Receivable		8,437		16,360
Due from related parties (Note 6)		5,736		565,167

		29,103		591,814
Mining properties (Note 2)		3,233,020		3,209,883
Investments (Note 3)		2,381,028		2,319,783
Other assets (Note 4)		$93,138		$204,914

		5,736,289		6,326,394

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	392,459	257,476
Debenture payable	1,365,175	1,328,244

	1,757,634	1,585,720

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	12,595,199	12,780,959
Contributed Surplus	184,967
Deficit	(8,699,642)	(7,938,416)

	4,080,524	4,842,543
Deduct: 14,180 shares held for future disposition, at cost	(101,869)	101,869)

	3,978,655	4,740,674

	5,736,289	6,326,394

AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
For the Nine Months Ended October 31, 2000

(Unaudited — Prepared by Management)

	2000		1999
	$		$
Revenue
Equity in (loss) earning of affiliate		(85,675)		27,790
Interest and other income		421		2,286

		(85,254)		30,076
Expenses
Accounting and audit		6,365		34,030
Amortization of deferred financing costs		24,263		24,263
Consulting fees		22,500		25,214
Legal fees		8,816		13,293
Office services & supplies		17,460		21,804
Investor relations & communications		22,900		18,597
Transfer agent		8,676		8,475
Salaries & benefits		22,052		31,584
Travel & accommodation		3,460		3,935
Filing & listing fees		1,340		2,018
Interest expense		74,753		74,461
Foreign exchange (gain)				(2,517)
Insurance & taxes		2,858		(1,811)

		(215,443)		(253,346)

Net (loss) income for period		(300,697)		(223,270)
Deficit, beginning of year		(8,398,945)		(7,715,146)

Deficit, end of year		(8,699,642)		(7,938,416)

AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM STATEMENT OF CHANGES
IN FINANCIAL POSITION
For the Nine Months Ended October 31, 2000

(Unaudited — Prepared by Management)

	2000		1999
	$		$
Operating Activities
Gain (loss) for the period		(300,697)		(223,346)

Items not involving cash:
Amortization		24,263		24,263
Share of loss (income) from affiliated company		85,675		(27,790)

		(190,759)		(226,873)
Changes in non-cash working capital		620,791		(144,099)

		430,032		(370,972

Investing Activities
Debentures				(23,184)
Resource properties		(22,854)		246,156

Marketable Securities		(397,848)		—

		(420,702)		222,972

Financing Activities
Debenture payable				(17,530)
Issuance of shares				35,063

				23,563

Increase (decrease) in cash and equivalents		9,330		(124,437)
Cash, beginning of period		5,600		134,724

Cash, end of period		14,930		10,287

AVINO SILVER & GOLD MINES LTD.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENT
October 31, 2000

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

Balance beginning of period:		$3,210,166
Bralorne Property {r}
Mining supplies	65
Meals, accommodation & transportation	529
Taxes, assessment & licenses	2,553
Mine power	5,113
Mine office	3,455
Insurance	9,255
Maintenance	1,884	22,854

Balance end of period		$3,233,020

3. Investments

Investments consist of:
Investments accounted for using the equity method:
Cia Minera Mexicana de Avino S.A. de C.V. (“Cia Minera”)	$1,944,060
Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	422,848
Levon Resources Ltd. 14,120	$2,381,028

4. Other Assets

a) Other assets consist of:

Deferred financing charges related to establishing debenture payable	$281,317
Accumulated amortization	(264,442)

16,875

Deferred foreign exchange loss on debenture payable	33,584

50,459
Term deposits	42,679

$93,138

b)	During the period the Company received 1,591,392 common shares of Bralorne-Pioneer Gold Mines Ltd., a public company with common directors, in settlement of $640,632 of debt.

5. Share Capital

Authorized: 25,000,000 common shares without par value Issued:

	Shares	Amount
Balance, beginning of period	4,577,686	$12,595,199

Balance, end of period	4,577,686	$12,595,199

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$78,029 to a company with two common directors for reimbursement of costs incurred on behalf of the company for administrative and exploration costs.

ii)	$22,500 to a private company controlled by a Director for consulting fees.

b)	Included in the accounts receivable is an amount of $5,736 due from a public company with common directors.

c)	Included in the accounts payable is an amount of $67,212 due to a private company controlled by two directors as disclosed in 6.a)i) above, and $45,252 due to companies with common directors.

d)	During the period a director made a loan to the Company of $105,000 which is included in the accounts payable.